Exhibit 3.1

XPRESSPA GROUP, INC.

AMENDMENT TO THE
CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES E CONVERTIBLE PREFERRED STOCK

This Amendment to the Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (this “Amendment”) is dated as of July 8, 2019.

WHEREAS, the board of directors (“Board of Directors”) of XpresSpa Group, Inc., a Delaware corporation (the “Company”), pursuant to authority granted to it by the certificate of incorporation of the Company, has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 1,473,300 authorized shares of preferred stock, classified as Series E Convertible Preferred Stock (the “Series E Preferred Stock”) and the Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (the “Certificate of Designation”) was filed with the Secretary of State of the State of Delaware on November 13, 2018 evidencing such terms;

WHEREAS, Calm.com, Inc., a Delaware corporation (the “Holder”) is the record and beneficial owner of certain shares of the Series E Preferred Stock, issued pursuant to that certain (a) Series E Preferred Stock Purchase Agreement, dated as of November 12, 2018, by and between the Company and Calm.com, Inc. and (b) the Certificate of Designation;

WHEREAS, pursuant to Section 19 of the Certificate of Designation, any of the rights, powers, preferences and other terms of the Series E Preferred Stock may be waived or amended on behalf of all holders of Series E Preferred Stock by the affirmative written consent or vote of the holders of at least 50% of the shares of Series E Preferred Stock then outstanding (the “Required Holders”);

WHEREAS, the Holder constitutes the Required Holders pursuant to the Certificate of Designation and has consented in writing, in accordance with Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”), on July 8, 2019, to this Amendment on the terms set forth herein; and

WHEREAS, the Board of Directors has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designation as follows:

1. Capitalized Terms. Unless otherwise specified in this Amendment, all terms herein shall have the same meanings ascribed to them in the Certificate of Designation.

2. Amendment to Section 1. Section 1 of the Certificate of Designation is hereby amended and restated in its entirety as follows:

“Designation and Amount. The class of preferred stock hereby classified shall be designated the “Series E Convertible Preferred Stock”. The number of authorized shares of the Series E Convertible Preferred Stock shall be 2,397,060, which, except as provided herein, shall not be subject to increase without the consent of the holders of a majority of the then outstanding shares of Series E Convertible Preferred Stock. Each share of the Series E Convertible Preferred Stock shall have a par value of $0.01.”

3. Amendment to Section 5. Section 5 of the Certificate of Designation is hereby amended and restated in its entirety as follows:

“Voting Rights. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each Holder shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series E Convertible Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Notwithstanding the foregoing, in no event shall the holders of shares of Series E Convertible Preferred Stock issued pursuant to that certain Unsecured Convertible Note due May 31, 2022 (the “Note”) be permitted to exercise a greater number of votes than such holders would have been entitled to cast if the Note had immediately been converted into shares of Common Stock at a conversion price equal to $1.73 (subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events). Except as provided by law or by the other provisions of the Charter, the holders of Series E Convertible Preferred Stock shall vote together with the holders of Common Stock as a single class.”

4. Amendment to Section 6.1.1.1. Section 6.1.1.1 of the Certificate of Designation is hereby amended and restated in its entirety as follows:

“Conversion Ratio. Each share of Series E Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Stated Value (plus any accrued but unpaid dividends) by the Series E Conversion Price (as defined below) in effect at the time of conversion (the result of such fraction, the “Series E Conversion Rate”). The “Series E Conversion Price” shall initially be equal to $0.62 (before giving effect to the reverse stock split of the Common Stock that was effective on February 22, 2019 (the “Reverse Stock Split”)), but shall be amended to be equal to $2.00, as may be adjusted as provided below, upon receipt of shareholder approval pursuant to Nasdaq Listing Rule 5635(d) (“Shareholder Approval”). Such Series E Conversion Price, and the rate at which shares of Series E Convertible Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. For the avoidance of doubt, any adjustments made to the Series E Conversion Price after July 8, 2019 but prior to receipt of Shareholder Approval shall be made equitably and proportionately to the Series E Conversion Price following Shareholder Approval. For the further avoidance of doubt, other than the Reverse Stock Split, no other event has occurred after the Initial Issuance Date but prior to July 8, 2019 that would result in the adjustment of the Series E Conversion Price.”

5. No Other Amendment. Except for the matters set forth in this Amendment, all other terms of the Certificate of Designation and the Series E Preferred Stock shall remain unchanged and in full force and effect.

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IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by the undersigned as of July 8, 2019.

XPRESSPA GROUP, INC.

By:
Name:	Douglas Satzman
Title:	Chief Executive Officer